Exhibit 99.1
Consolidated Financial
Statements

	Three months ended March 31
CONSOLIDATED EARNINGS	2006	2006	2005

(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)
	US$	$	$
	(NOTE 2)
Sales	1,037	1,211	1,259
Operating expenses
Cost of sales	921	1,075	1,070
Selling, general and administrative	52	61	59
Amortization	69	80	90
Closure and restructuring costs (NOTE 3)	3	4	6

	1,045	1,220	1,225

Operating profit (loss)	(8)	(9)	34
Financing expenses	33	39	34
Amortization of deferred gain	(1)	(1)	(1)

Earnings (loss) before income taxes	(40)	(47)	1
Income tax recovery	(19)	(23)	(9)

Net earnings (loss)	(21)	(24)	10

Per common share (in dollars) (NOTE 4)
Net earnings (loss)
Basic	(0.09)	(0.10)	0.04
Diluted	(0.09)	(0.10)	0.04
Weighted average number of common shares outstanding (millions)
Basic	230.2	230.2	229.4
Diluted	230.2	230.2	230.6

	Three months ended March 31
CONSOLIDATED RETAINED EARNINGS	2006	2006	2005

(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)
	US$	$	$
	(NOTE 2)
Retained earnings (deficit) at beginning of period	(16)	(19)	412
Net earnings (loss)	(21)	(24)	10
Dividends on common shares	—	—	(14)

Retained earnings (deficit) at end of period	(37)	(43)	408

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

	March 31	March 31	December 31
CONSOLIDATED BALANCE SHEETS As at	2006	2006	2005

(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)
	US$	$	$
	(NOTE 2)
Assets
Current assets
Cash and cash equivalents	84	98	83
Receivables	254	297	294
Inventories	598	698	715
Prepaid expenses	20	23	11
Income and other taxes receivable	14	16	16
Future income taxes	31	37	38

	1,001	1,169	1,157
Property, plant and equipment	3,064	3,576	3,634
Goodwill	79	92	92
Other assets	264	308	309

	4,408	5,145	5,192

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	29	34	21
Trade and other payables	528	616	651
Income and other taxes payable	28	33	29
Long-term debt due within one year	2	2	2

	587	685	703
Long-term debt	1,975	2,305	2,257
Future income taxes	217	254	292
Other liabilities and deferred credits	270	315	331

Shareholders’ equity
Preferred shares	30	35	36
Common shares	1,530	1,785	1,783
Contributed surplus	11	13	14
Deficit	(37)	(43)	(19)
Accumulated foreign currency translation adjustments (NOTE 6)	(175)	(204)	(205)

	1,359	1,586	1,609

	4,408	5,145	5,192

The accompanying notes are an integral part of the consolidated financial statements.

	Three months ended March 31
CONSOLIDATED CASH FLOWS	2006	2006	2005

(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)
	US$	$	$
	(NOTE 2)
Operating activities
Net earnings (loss)	(21)	(24)	10
Non-cash items:
Amortization	69	80	90
Future income taxes	(23)	(27)	(13)
Amortization of deferred gain	(1)	(1)	(1)
Closure and restructuring costs (NOTE 3)	3	4	6
Other	(5)	(6)	(4)

	22	26	88

Changes in working capital and other items
Receivables	(4)	(5)	(42)
Inventories	14	17	(72)
Prepaid expenses	(9)	(11)	(8)
Trade and other payables	(25)	(29)	26
Income and other taxes	4	5	(1)
Other	(4)	(5)	(10)
Payments of closure and restructuring costs	(11)	(13)	(15)

	(35)	(41)	(122)

Cash flows used for operating activities	(13)	(15)	(34)

Investing activities
Additions to property, plant and equipment	(21)	(25)	(33)
Proceeds from disposals of property, plant and equipment	1	1	5
Other	(3)	(3)	(4)

Cash flows used for investing activities	(23)	(27)	(32)

Financing activities
Dividend payments	—	—	(14)
Change in bank indebtedness	10	12	(9)
Change in revolving bank credit, net of expenses	39	45	169
Repayment of long-term debt	—	—	(89)
Common shares issued, net of expenses	1	1	3
Redemptions of preferred shares	(1)	(1)	(1)

Cash flows provided from financing activities	49	57	59

Net increase (decrease) in cash and cash equivalents	13	15	(7)
Translation adjustments related to cash and cash equivalents	—	—	1
Cash and cash equivalents at beginning of period	71	83	52

Cash and cash equivalents at end of period	84	98	46

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST QUARTER 2006 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE I.

BASIS OF PRESENTATION
In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Domtar Inc.’s (Domtar) financial position as at March 31, 2006 and December 31, 2005, as well as its results of operations and its cash flows for the three months ended March 31, 2006 and 2005.
     While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Domtar’s annual consolidated financial statements.
     These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements.
NOTE 2.

UNITED STATES DOLLAR AMOUNTS
The unaudited interim consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2006 unaudited interim consolidated financial statements and the tables of certain related notes have been translated into U.S. dollars at the March 2006 month-end rate of CAN$1.00 = US$0.8568. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST QUARTER 2006 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 3.

CLOSURE AND RESTRUCTURING COSTS
In 2005, Domtar’s management announced a series of targeted measures aimed at returning the Corporation to profitability. The plan included closures of the Cornwall and Ottawa, Ontario paper mills, the Grand-Remous and Malartic, Quebec sawmills, the sale of the Vancouver, British Columbia paper mill and cost-cutting initiatives. This workforce reduction and restructuring plan is in addition to the plans announced in 2004, which covered the Corporation’s paper and merchant operations in Canada and the United States. In addition to the reconciling items in the table below, write-downs of $1 million of certain inventory items and spare parts to their net recoverable amounts (2005 — nil), training costs of nil (2005 — $1 million) and other closure related costs of $1 million (2005 — $3 million) were incurred for the three-month period ended March 31, 2006.
     In 2005, Norampac’s management decided to permanently shut down one paper machine at its Red Rock, Ontario containerboard plant and also decided to close three corrugated products plants located in Concord, Ontario, Montreal, Quebec and Buffalo, New York. As at March 31, 2006, the balance of the provision was $1 million, representing the Corporation’s proportionate share. For the three-month period ended March 31, 2006, severance payments of $2 million and labor costs of $1 million were incurred, included in the table below.
     The following table provides a reconciliation of all closure and restructuring cost provisions:

	March 31	March 31	December 31
	2006	2006	2005

	(Unaudited)
	US$	$	$
	(NOTE 2)
Balance at beginning of period	85	99	38
Severance payments	(10)	(12)	(34)
Reversal of provision	(1)	(1)	(1)
Other	—	—	1
Additions
Labor costs	2	3	84
Environmental costs	—	—	11

Balance at end of period	76	89	99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST QUARTER 2006 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 4.

EARNINGS (LOSS) PER SHARE
The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Three months ended March 31
	2006	2006	2005

		(Unaudited)
	US$	$	$
	(NOTE 2)
Net earnings (loss)	(21)	(24)	10
Dividend requirements of preferred shares	—	—	—

Net earnings (loss) applicable to common shares	(21)	(24)	10
Weighted average number of common shares outstanding (millions)	230.2	230.2	229.4
Effect of dilutive stock options (millions)	—	—	1.2

Weighted average number of diluted common shares outstanding (millions)	230.2	230.2	230.6

Basic earnings (loss) per share (in dollars)	(0.09)	(0.10)	0.04
Diluted earnings (loss) per share (in dollars)	(0.09)	(0.10)	0.04

The following table provides the securities that could potentially dilute basic earnings per share in the future but that were not included in the computation of diluted earnings (loss) per share because to do so would have been anti-dilutive for the periods presented:

	2006	2005

Number of shares
Options	5,057,687	3,992,837
Bonus shares	73,325	—
Rights	84,500	84,500

NOTE 5.

RECEIVABLES
As at February 22, 2006, Domtar finalized a new three-year securitization agreement, that includes both U.S. and Canadian receivables. The maximum cash consideration that can be received from the sale of receivables under this new combined agreement is $222 million (US$190 million). As at March 31, 2006, the senior beneficial interest held by third parties amounted to $222 million (US$190 million) under this new securitization program compared to $163 million (US$140 million) as at December 31, 2005 under the old U.S. and Canadian accounts receivable programs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST QUARTER 2006 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 6.

ACCUMULATED FOREIGN CURRENCY
TRANSLATION ADJUSTMENTS

	March 31	March 31	December 31
	2006	2006	2005

		(Unaudited)
	US$	$	$
	(NOTE 2)
Balance at beginning of period	(176)	(205)	(190)
Effect of changes in exchange rates during the period:
On net investment in self-sustaining foreign subsidiaries	3	3	(69)
On certain long-term debt denominated in foreign currencies designated as a hedge of net investment in self-sustaining foreign subsidiaries	(2)	(2)	65
Future income taxes thereon	—	—	(11)

Balance at end of period	(175)	(204)	(205)

NOTE 7.

FINANCIAL INSTRUMENTS
FOREIGN CURRENCY RISK
In order to reduce the potential negative effects of a fluctuating Canadian dollar, Domtar has entered into various arrangements to stabilize anticipated future net cash inflows denominated in U.S. dollars. The following table provides the detail of the arrangements used as hedging instruments:

	March 31	December 31	March 31	December 31
	2006	2005	2006	2005

	(Unaudited)
	Average exchange rate		Contractual amounts
	(CAN$/US$)		(In millions of U.S. dollars)
Forward foreign exchange contracts
0 to 12 months	1.20	1.24	440	295
13 to 24 months	1.16	—	2	—
Currency options purchased
0 to 12 months	1.15	—	155	—
13 to 24 months	1.15	—	30	—
Currency options sold
0 to 12 months	1.22	—	10	—
13 to 24 months	1.22	—	30	—

Forward foreign exchange contracts are contracts whereby Domtar has the obligation to sell U.S. dollars at a specific rate.
     Currency options purchased are contracts whereby Domtar has the right, but not the obligation, to sell U.S. dollars at the strike rate if the U.S. dollar trades below that rate. Currency options sold are contracts whereby Domtar has the obligation to sell U.S. dollars at the strike rate if the U.S. dollar trades above that rate.
NOTE 8.

DEFINED BENEFIT PLANS AND
OTHER EMPLOYEE FUTURE BENEFIT PLANS

	Three months ended March 31
	2006	2006	2005

		(Unaudited)
	US$	$	$
	(NOTE 2)
Net periodic benefit cost for defined benefit plans	13	15	9
Net periodic benefit cost for other employee future benefit plans	2	2	3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST QUARTER 2006 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 9.

SEGMENTED DISCLOSURES
Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar’s reportable segments:
•	PAPERS — represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and technical and specialty papers, as well as pulp.

•	PAPER MERCHANTS — involves the purchasing, warehousing, sale and distribution of various products made by Domtar and by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products.

•	WOOD — comprises the manufacturing and marketing of lumber and wood-based value-added products and the management of forest resources.

•	PACKAGING — comprises the Corporation’s 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.
Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes.

	Three months ended March 31
SEGMENTED DATA	2006	2006	2005

		(Unaudited)
	US$	$	$
	(NOTE 2)
Sales
Papers	627	732	766
Paper Merchants	237	277	259
Wood	127	148	185
Packaging	131	153	160

Total for reportable segments	1,122	1,310	1,370
Intersegment sales — Papers	(71)	(83)	(75)
Intersegment sales — Wood	(13)	(15)	(34)
Intersegment sales — Packaging	(1)	(1)	(2)

Consolidated sales	1,037	1,211	1,259

Amortization
Papers	50	59	69
Paper Merchants	1	1	1
Wood	7	8	11
Packaging	7	8	8

Total for reportable segments	65	76	89
Corporate	4	4	1

Consolidated amortization	69	80	90

Operating profit (loss)
Papers	(18)	(21)	6
Paper Merchants	4	4	5
Wood	(4)	(5)	6
Packaging	9	11	13

Total for reportable segments	(9)	(11)	30
Corporate	1	2	4

Consolidated operating profit (loss)	(8)	(9)	34